

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Qian Wang
Chief Executive Officer
YSMD, LLC
745 5th Ave, Suite 500
New York, NY 10151

> **Re: YSMD, LLC**
> **Post Qualification Amendment to Form 1-A**
> **Filed June 6, 2024**
> **File No. 024-12008**

Dear Qian Wang:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2024 letter.

Offering Statement on Form 1-A Post Qualification Amendment No. 10

Auto Invest, page 29

1. We note your revised disclosure that investors who desire to purchase additional YSMD Series Interests in this offering at regular intervals may be able to do so by electing to participate in the automatic investment program in the subscription agreement. Please revise to clarify how your activities will be done in compliance with Regulation A, for example, please ensure that your analysis and disclosure reflects: (i) that you will obtain the affirmative consent from each holder prior to any and each subsequent investment in your securities made with such holder's auto invest amounts; (ii) confirm that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any such additional monthly investment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to monthly investments made with auto invest amounts; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

Bonus Interests, page 29

2.   We note your revisions to the bonus interest program in response to comment 2 and that the company's Managing Member will pay the difference directly to the Series subscribed for by the investor. Please tell us which agreement sets out the managing member's obligations to make these payments and clarify what will occur to the bonus interests in the event that the managing member does not or cannot make these payments for any reason. Please file the agreement governing the bonus interest program as an exhibit. We may have further comment.

3.   We note your response to comment 3 that no bonus shares were granted for any series; however, it appears bonus shares were offered at various times and on various terms for both the Buttonwood 19-3 and 2340 Hilgard series, including in November 2023, December 2023 and January 2024. With a view to disclosure, please clarify when you offered bonus shares with respect to each series, the terms under which such bonus shares were offered, the amounts subscribed for each series to date and clarify why no bonus shares were granted given the various offers and subscriptions.

Plan of Operations, page 46

4.   We note your revisions in response to prior comment 1; however, it remains unclear how much money you have raised from each of your offerings to date. We note disclosure in your 1-K filed on April 29, 2024 referencing fully subscribed equity subscriptions and subscriptions receivable. Please explain these terms clearly and provide the total subscriptions for each offering as of the most recent practicable date. Based on the amounts received to date explain how you expect to complete the acquisitions of each series property in the time indicated. For example, it appears from your 1-K that as of December 31, 2023 you have received $157,100 of fully subscribed equity subscriptions for the Hilgard series, yet the purchase price is approximately $1,820,000. Given the amounts raised to date in that offering it is unclear how you expect to complete the acquisition of the property during the second quarter of 2025. Explain clearly what will occur in the event you do not raise sufficient funds by the time that the offering terminates.

Index to Financial Statements, page F-1

5.   We note that the company has removed the 2022 Pro Forma Income Statement and Balance Sheet from its filing. However, the index to the financial statements still includes reference to 2022. Please update the index.

Unaudited Pro Forma Combined Financial Statements, page F-76

6.   We note your disclosure for each series on pages 32-36 that in the event you receive gross proceeds less than the net purchase price of the Property, the Managing Member will provide each series with a loan (the "Acquisition Loan") in an amount necessary to

complete the acquisition of the Property. Given the offering is a best efforts no minimum offering, please revise your pro forma balance sheet and income statement to reflect the purchase of the properties using the Acquisition Loans.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach, Esq.